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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            FUISZ TECHNOLOGIES LTD.

                           (Name of Subject Company)

                            FUISZ TECHNOLOGIES LTD.

                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   359536109

                     (CUSIP Number of Class of Securities)

                            STEPHEN H. WILLARD, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            FUISZ TECHNOLOGIES LTD.
                              14555 AVION PARKWAY
                              CHANTILLY, VA 20151
                                 (703) 995-2400

  (Name, Address and Telephone Number of Person Authorizing to Receive Notices and Communications on Behalf of the Person Filing this Statement)

                                    COPY TO:

                            RONALD O. MUELLER, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                     1050 CONNECTICUT AVE., N.W., SUITE 900
                             WASHINGTON, D.C. 20036
                                 (202) 955-8500

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ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject entity is Fuisz Technologies Ltd., a Delaware corporation ("Company"), which has its principal executive offices at 14555 Avion Parkway, Chantilly, VA 20151. The class of equity securities to which this statement relates is Company's Common Stock, par value $.01 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the offer by ABCI Acquisition Sub. Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Biovail Corporation International, an Ontario, Canada corporation ("Parent"), to purchase up to 6,585,225 of the outstanding Shares at a price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). The Offer is disclosed in the Schedule 14D-1, dated July 30, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Parent and Purchaser. This Statement is being filed on behalf of the Company. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9 of the Securities Exchange Act of 1934, as amended. Biovail's principal executive offices are located at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9 and ABCI's principal executive offices are located at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 25, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, the Purchaser will be merged with and into Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The surviving corporation of the Merger is referred to herein as the "Surviving Corporation." In connection with the Merger, all remaining outstanding Shares will be exchanged for shares of common stock of Parent, at a ratio of one Share for 0.1194 shares of common stock of Parent, subject to certain adjustments discussed below in Item 3-- Identity and Background--The Merger Agreement.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 of this Statement. All information contained in this Statement or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to either of them, was provided by Purchaser or Parent, respectively, and Company takes no responsibility for such information. Information contained in this Statement with respect to Company and its advisors has been provided by the Company.

    (b) Except as described herein and in the exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendations of the Board of Directors of the Company (the "Company Board"), the stockholders should be aware that certain members of the Company Board and certain of the Company's officers have interests in the Merger and the Offer which are described herein and which may present them with certain conflicts of interest. Each of the members of the Company Board were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

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    EMPLOYMENT AND COMPENSATION ARRANGEMENTS

    The employment agreements of Mr. Myers, Mr. Willard and Mr. Cherukuri provide for the acceleration of their compensation otherwise payable through the term of their agreements and the vesting of all unvested stock options in the event of a "change of control," which is defined to include the direct or indirect beneficial ownership of 30% or more of the Shares by any person.

    Pursuant to the Company's 1991 Stock Option Plan, all outstanding stock options become exercisable in full upon a consolidation, merger or sale of all or substantially all of the assets of the Company in which Shares are exchanged for securities, cash or other property of another corporation.

    Mr. Scrivens has executed a Consulting Agreement with the Company entitling him to receive the compensation and benefits provided under his previous employment agreement with the Company for the term of the Consulting Agreement, which has been extended from its original expiration date of October 19, 2000 by such number of whole months, rounded up, that Mr. Scrivens serves as Acting Chief Financial Officer of the Company. This obligation shall be a binding obligation on the successors and assigns of the Company, including any entity which may be merged with the Company.

    FUISZ DRUGSTORE.COM

    On December 31, 1998, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") to sell all of the issued and outstanding share capital of FuiszDrugstore.com Ltd. ("FuiszDrugstore"), then a wholly-owned subsidiary of the Company, to Privateer Ltd., ("Privateer"), a corporation owned by Richard C. Fuisz, M.D. ("Dr. Fuisz"), Chairman of the Board of the Company. At the closing, which took place in February 1999, the Company delivered the shares, which were transferred to RxDrugstore.com Limited ("RxDrugstore.com") and received consideration of $100,000 in cash and 200,000 shares of common stock of RxDrugstore.com (which represents 5% of the issued and outstanding shares of common stock of RxDrugstore.com). Prior to the closing, FuiszDrugstore was engaged in sales of drugstore products over the Internet.

    In connection with the Stock Purchase Agreement, in February 1999, the Company and Privateer concluded a 20 year license agreement (the "License Agreement"), which grants Privateer the non-exclusive right to sell Licensed Products (as that term is defined in the License Agreement) through the Internet. The license covers all existing products of the Company as well as certain additional products developed by the Company over the next four years. In consideration for the license, the Company received a non-interest bearing promissory note for $2.4 million, payable by Privateer in four annual installments commencing on December 31, 1999.

    THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 filed by Purchaser and Parent with the Commission in connection with the Offer. The Offer is described in the Offer to Purchase, under the caption, "THE TENDER OFFER", as referenced below. The following summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (which are set forth below in "Certain Conditions of the Offer"), the Purchaser will purchase such number of Shares of the Company as will cause Parent and its affiliates to beneficially own up to 49% of the outstanding Company Common Stock, but, except as otherwise provided in the Merger Agreement, not less than 40% of the outstanding Company Common Stock of the Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify and extend the terms of the Offer as described in the Offer to Purchase. Subject to the terms and conditions of the Offer, the Purchaser shall accept for payment and shall pay, as soon as practicable after the expiration date of the Offer for Shares validly tendered and not withdrawn (subject to proration, if applicable).

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    Subject to compliance with applicable law, promptly upon the payment by the
Purchaser or Parent, as the case may be, for Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors, proportionate to the number of Shares beneficially owned by Parent or its affiliates; provided, however, that prior to the Effective Time (as defined), the members of the Board which are officers, directors or designees of the Parent shall at all times be less than 50% of the total number of Board members.

    Promptly upon the payment by the Purchaser or Parent, as the case may be, for Shares pursuant to the Offer, Parent shall be entitled to designate one officer of the Company (reasonably acceptable to the Company) as described in the Merger Agreement. Such officer shall report to and serve at the pleasure of the Board of Directors of the Company; PROVIDED, that such officer shall not be terminated without the approval of at least two-thirds of the members of the Board of Directors (including Purchaser Insiders as defined in the Merger Agreement).

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the effective time of the Merger (the "Effective Time"), the Merger will be effected as soon as practicable following the satisfaction or waiver of certain conditions to the Merger (as described below under "Conditions to the Merger") or on such other date as the parties hereto may agree. At the Effective Time, the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall cease.

    If the Merger is consummated, the Certificate of Incorporation and By-Laws of Purchaser, each as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation, until amended in accordance with the provisions thereof, the Merger Agreement and applicable law.

    CONSIDERATION TO BE PAID IN THE MERGER. In the Merger, each Share (other than Shares held by Parent, the Purchaser, any direct or indirect wholly-owned subsidiary of Parent, in the treasury of the Company or by any direct or indirect wholly-owned subsidiary of the Company) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a fraction of a common share of Parent Common Stock, based on an exchange ratio determined as follows: (i) if the average of the daily closing prices per share of Parent Common Stock on the NYSE Composite Transactions Reporting System, as reported in the Wall Street Journal for the fifteen trading days ending on the date immediately prior to the second full NYSE trading day immediately preceding the Closing Date the (the "Average Trading Price") is less than $45.000, the Exchange Ratio shall equal .1556; (ii) if the Average Trading Price is greater than or equal to $45.000, but less than or equal to $58.625, the Exchange Ratio shall equal a fraction (rounded to the nearest ten-thousandth) determined by dividing $7.00 by the Average Trading Price; (iii) if the Average Trading Price is greater than $58.625 but less than or equal to $62.810, the Exchange Ratio shall equal .1194 and (iv) if the Average Trading Price is greater than $62.810, the Exchange Ratio shall equal a fraction (rounded to the nearest ten-thousandth) determined by dividing $7.50 by the Average Trading Price (the "Merger Consideration").

    The Merger Agreement provides that each share of Company Common Stock held by Parent, the Purchaser, any direct or indirect wholly-owned subsidiary of Parent, in the treasury of the Company or by any direct or indirect wholly-owned subsidiary of the Company, if any, immediately prior to the Effective Time shall be canceled and retired and shall cease to exist with no payment being made with respect thereto.

    In addition, the Merger Agreement provides that each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the number of validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of the Surviving Corporation equal to the number of shares of Common Stock outstanding on a fully diluted basis immediately prior to the Effective Time.

                                       4
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    RECOMMENDATION.  The Merger Agreement states that the Company's Board of
Directors has (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with Section 203 of the DGCL and (iii) recommended that the Company's stockholders accept the Offer, tender all of their Shares in response to the Offer and adopt and approve the Merger Agreement and the Merger. The Board may withdraw, modify or amend its recommendation if it determines reasonably and in good faith that it is necessary under applicable law to do so in the exercise of the directors' fiduciary duties, after consultation with outside counsel.

    SURVIVING CORPORATION'S DIRECTORS AND OFFICERS. Subject to applicable law, the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed.

    STOCK OPTIONS AND AWARDS. The Merger Agreement provides that, the Board of Directors of the Company and the Committee (as defined in the Option Plan (as defined below)) have adopted such resolutions, and shall take such other actions as may be necessary, so that each outstanding option (an "Option") granted under the Company's 1991 Stock Option Plan, 1994 Director Stock Option Plan and 1994 Stock Incentive Plan (collectively, the "Option Plans"), whether or not then exercisable or vested, shall, if not exercised within five business days, be terminated immediately prior to the Effective Time.

    APPROVAL REQUIRED; STOCKHOLDERS MEETING. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional corporate action of the Company that is necessary to effect the Merger is approval by the Company's Stockholders. See also "--Conditions to the Merger" and "Certain Conditions of the Offer" for a discussion of other conditions that must be satisfied prior to the consummation of the Offer and the Merger.

    Pursuant to the Merger Agreement, the Company will duly call a special meeting of its Stockholders (the "Company Stockholders Meeting") as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement, whether or not the Board of Directors determines at any time subsequent to the July 25, 1999 meeting of the Company's Board of Directors that this Agreement is no longer advisable and recommends that Stockholders reject it. The Merger Agreement provides that in connection with the Company Stockholders Meeting, the Company shall prepare and file with the Commission a preliminary proxy statement (the "Company Proxy Statement") relating to the Merger and the Merger Agreement and that Parent shall file a registration statement in which the Company Proxy Statement shall be included (the "Registration Statement") and together with the Company Proxy Statement, the "Proxy Statement/ Prospectus" with respect to the issuance of Parent Common Stock in the Merger. Each of Parent and the Company shall use all commercially reasonable best efforts to have such Proxy Statement/Prospectus and any supplement or amendment thereto cleared by the Commission and the Registration Statement declared effective by the Commission. The Proxy Statement/Prospectus will be mailed to the Stockholders of the Company prior to the Company Stockholders Meeting. The Company has agreed, subject to its fiduciary duties under applicable law, as advised by outside counsel, to include in the proxy statement the recommendation of the Board of Directors that Stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement; provided, however, that notwithstanding any withdrawal, modification or amendment of the recommendation of the Board of Directors of the Company made at the Company Board Meeting, the Company agrees that the Merger Agreement shall be submitted to the Stockholders for approval and adoption at the Special Meeting whether or not the Board of

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Directors determines at any time subsequent to the Company Board Meeting that the Merger Agreement is no longer advisable and recommends that Stockholders reject it. Parent agrees that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries or affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

    THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE STOCKHOLDERS OF THE COMPANY. ANY SUCH SOLICITATION WHICH THE COMPANY, PARENT OR THE PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

    NO APPRAISAL RIGHTS. In accordance with Section 262(b) of the DGCL, no holder of shares of Company Common Stock shall be entitled to appraisal rights.

    INTERIM OPERATIONS. Except as required by the Merger Agreement or with the prior written consent of Parent, during the period from the date of the Merger Agreement to the Effective Time, the Company has agreed to conduct its operations only in the ordinary course of business consistent with past practice. In addition, subject to certain exceptions, the Company will not, prior to the Effective Time, without the prior written consent of Parent: amend its organizational documents; modify existing compensation arrangements except in the ordinary course of business consistent with past practice; acquire or dispose of any assets; incur, assume or pre-pay any debt; modify, amend or terminate any material contracts; change its accounting methods; adopt a plan of liquidation or take certain other actions.

    NO SOLICITATION. The Merger Agreement provides that neither the Company nor any of the Subsidiaries (as defined in the Merger Agreement) has any agreement, arrangement or understanding regarding an Acquisition Transaction (as defined below) with any party expressing an interest in an Acquisition Transaction that, directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of the Merger Agreement. The Company shall, and shall cause the Subsidiaries and its and their officers, directors, employees, investment bankers, attorneys and other agents and representatives to, immediately cease any existing discussions or negotiations with any person other than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction. The Company shall not, and the Company shall cause the Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys and other agents and representatives not to, directly or indirectly, (x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, (i) any acquisition or purchase of 25% or more of the assets or business of the Company and its Subsidiaries, taken as a whole or a 25% or more voting equity interest in (including by way of a tender offer), or (ii) any amalgamation, merger, consolidation or business combination with, or any recapitalization or restructuring, or any similar transaction involving, the Company (the foregoing clauses (i) and (ii) being referred to collectively as an "Acquisition Transaction"), or (y) negotiate, explore or discuss in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer and/or the Merger or any other transaction contemplated under the Merger Agreement. Notwithstanding anything to the contrary in the foregoing, the Company may, prior to the Company Special Meeting, in response to an unsolicited written proposal with respect to an Acquisition Transaction involving the acquisition of all or substantially all of the Shares (or all or substantially all of the assets of the Company and the Subsidiaries) from a Third Party (i) furnish or disclose non-public information to such Third Party, (ii) negotiate, discuss or otherwise communicate with such Third Party and (iii) in the case of an unsolicited tender offer for Shares, withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the approval or recommendation of the Merger Agreement and the transactions contemplated thereby or recommend

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(or resolve to recommend) such Acquisition Transaction with a Third Party to
Stockholders, (including disclosing to the Company's stockholders such position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act) in each case only if the Board of Directors of the Company determines reasonably and in good faith: (1) after consultation with and based (as to legal matters) upon advice of outside counsel that it is required to do so in the exercise of its fiduciary obligations, (2) (after consultation with its financial advisor) that such proposed Acquisition Transaction or tender offer is more favorable to the Stockholders from a financial point of view than the transaction contemplated under the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent and the Purchaser in response to such proposed Acquisition Transaction (a proposal with respect to such Acquisition Transaction meeting the requirements of clauses (1) and (2) is referred to herein as a "Superior Proposal"). Prior to furnishing or disclosing any non-public information to such Third Party, the Company shall receive from such Third Party an executed confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement between the Company and Parent (the "Confidentiality Agreement"), but which confidentiality agreement shall not provide for any exclusive right to negotiate with the Company or any payments by the Company. The Company shall give Parent one day's written notice prior to entering into any such Confidentiality Agreement. The Company shall provide to Parent copies of all such non-public information delivered to such Third Party concurrently with such delivery. Notwithstanding the foregoing, the Board of Directors of the Company shall not, and the Company shall not, withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby, or recommend (or resolve to recommend) an Acquisition Transaction with a Third Party to the Stockholders or enter into a definitive agreement with respect to a Superior Proposal unless (x) the Company has given Parent five business days' notice of the intention of the Board of Directors to withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the approval or recommendation of the Merger Agreement or any of the transactions contemplated under the Merger Agreement, or recommend (or resolve to recommend) an Acquisition Transaction with a Third Party to the Stockholders or the intention of the Company to enter into such definitive agreement, as the case may be, (y) if Parent makes a counter-proposal within such three business day period, the Board of Directors of the Company shall have determined, in light of any such counter-proposal, that the Third Party Acquisition Transaction proposal is still a Superior Proposal, and (z) the Company concurrently terminates the Merger Agreement in accordance with the terms thereof and pays any Termination Fee (as defined in the Merger Agreement) required under "Termination by Company-clause (b)."

    The Company shall promptly (but in any event within one day of the Company becoming aware of same) advise Parent of the receipt by the Company, any of the Subsidiaries or any of its or their bankers, attorneys or other agents or representatives of any inquiries or proposals relating to an Acquisition Transaction and any actions taken pursuant to the preceding paragraph. The Company shall promptly (but in any event within one day of the Company becoming aware of same) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and all the material terms thereof. The Company shall, from time to time, promptly (but in any event within one day of the Company becoming aware of same) inform Parent of the status and content of and developments with respect to any discussions regarding any Acquisition Transaction with a Third Party. The Company shall, from time to time, promptly (but in any event within one day of the Company becoming aware of same) inform Parent in writing of: (i) the calling of meetings of the Board of Directors of the Company to take action with respect to such Acquisition Transaction, (ii) the execution of any letters of intent, memoranda of understanding or similar non-binding agreements with respect to such Acquisition Transaction, (iii) the waiver of any standstill agreement to which the Company is or becomes a party,
(iv) the determination by the Board of Directors of the Company to recommend to the Stockholders that they approve or accept a Superior Proposal or withdraw or modify in a manner adverse to the Parent its approval or recommendation of the Merger Agreement or the transactions contemplated under the

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Merger Agreement, (v) the determination by the Company to publicly disclose receipt of a Superior Proposal and (vi) the waiver by the Company of any confidentiality agreement with a person proposing a Superior Proposal.

    DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. The Merger Agreement provides that Parent agrees that all rights to indemnification now existing in favor of any director or officer of the Company or its Subsidiaries as provided in such person's certificate of incorporation or by laws, in an agreement between any such person and the Company, or otherwise in effect on the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect after the Effective Time. Parent also agreed to maintain directors' and officers' liability insurance similar to that maintained by the Company for at least six years.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver of the following conditions prior to the Closing (as defined in the Merger Agreement):

    (a) STOCKHOLDER APPROVAL. The Stockholders shall have duly approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, to the extent required under applicable law.

    (b) INJUNCTIONS; ILLEGALITY. The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity (as defined in the Merger Agreement) and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger.

    CONDITIONS TO THE OBLIGATIONS OF PARENT AND PURCHASER. The Merger Agreement provides that the obligation of Parent and Purchaser to effect the Merger and to perform their other obligations to be performed at or subsequent to the Closing shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any one or more of which may be waived by Parent or
Purchaser:

    (a) PERFORMANCE. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions required by the Merger Agreement to be performed or complied with by it on or prior to the Closing Date, except for those failures to so perform or comply which are not willful and those failures, whether or not willful, that, individually or in the aggregate, would not either impair the Company's ability to consummate the Merger and the other transactions contemplated thereby or have a Material Adverse Effect on the Company.

    (b) PURCHASE OF SHARES. The Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, unless Purchaser's failure to accept for payment and pay for Shares results from Purchaser's breach of any provision of the Merger Agreement.

    CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The Merger Agreement provides that the obligations of the Company under the Merger Agreement to effect the Merger shall be subject to the fulfillment on or before the Closing Date of each of the following additional conditions, any one or more of which may be waived by the Company:

    (a) PERFORMANCE. Parent and Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date (as defined in the Merger Agreement) except for those failures to so perform or comply that, individually or in the aggregate, would not either impair the ability of Parent or Purchaser to consummate the Merger and the other transactions contemplated under the Merger Agreement or have a Material Adverse Effect (as defined below) on Parent.

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    (b) PURCHASE OF SHARES.  The Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, unless Purchaser's failure to accept for payment and pay for Shares results from the Company's breach of any provision of the Merger Agreement.

    For purposes of the Merger Agreement the term "Material Adverse Effect" means any change or effect that is materially adverse to (i) the business, properties, operations, results of operations or financial condition of the referenced person and its subsidiaries, taken as a whole, other than any effects or changes arising out of, resulting from or relating to general economic, financial or industry conditions or (ii) the ability of any of the referenced person and its subsidiaries to perform its obligations under the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, each party has made customary representations and warranties with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, compliance with laws, litigation, non-contravention, consents and approvals, opinions of financial advisors, brokers, undisclosed liabilities and the absence of certain changes with respect to the Company since March 31, 1999.

    TERMINATION; FEES. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the Stockholders of the Company:

    (a) by the written agreement of Parent and the Company duly authorized by their respective Boards of Directors;

    (b) by either Parent or the Company if, without fault of such terminating party, the Merger shall not have been consummated on or before March 31, 2000, which date may be extended by mutual consent of the parties hereto;

    (c) by either Parent or the Company, if any court of competent jurisdiction or other governmental body shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; or

    (d) by either Parent or the Company, if the approval of a majority of the outstanding shares of Company Common Stock cast at the Special Meeting (as defined in the Merger Agreement) or any adjournment thereof is not obtained.

    TERMINATION BY PARENT. The Merger Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Parent, at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, if:

    (a) the Company shall have willfully failed to perform in all material respects its covenants or agreements contained in the Merger Agreement which would have a Material Adverse Effect on the Company or materially adversely affect (or materially delay) the ability of Purchaser to consummate the Offer or of Parent, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within ten business days after notice by Parent or Purchaser thereof;

    (b) there exists a breach or breaches of any representation or warranty of the Company contained in the Merger Agreement such that the Offer condition set forth in clause (b)(i) of "Certain Conditions of the Offer" would not be satisfied; PROVIDED, HOWEVER, that if such breach or breaches are capable of being cured prior to the consummation of the Offer (as required to be extended pursuant to "The Offer"), only if such breaches shall not have been cured within 10 days of delivery to the Company of written notice of such breach or breaches;

    (c) the Board of Directors of the Company (i) fails to recommend the approval of the Merger Agreement and the Merger to the Company's stockholders,
(ii) withdraws or amends or modifies in a manner adverse to Parent its recommendation or approval in respect of the Merger Agreement or the Merger (it being understood that taking no position on a tender offer for the Company as contemplated by Rules 14d-9 and 14e-2 shall not be deemed a withdrawal, amendment or modification) or (iii) makes any recommendation with respect to an Acquisition Transaction, or the Board of Directors of the Company shall have resolved to take any of the foregoing actions referred to in this clause and publicly discloses such resolution;

    (d) due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in "Certain Conditions of the Offer", Purchaser shall have (i) terminated the Offer in accordance with the provisions of "Certain Conditions of the Offer", or (ii) failed to pay for Shares pursuant to the Offer within 120 days following the date hereof, unless such failure to pay for Shares is a result of the failure of Parent or Purchaser to perform any of its covenants and agreements contained in the Merger Agreement.

    TERMINATION BY THE COMPANY. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, by action of the Board of the Directors of the Company, if:

    (a) Parent or Purchaser shall have failed to perform in all material respects its covenants or agreements contained in the Merger Agreement which would have a Material Adverse Effect on Parent or materially adversely affect (or materially delay) the ability of Purchaser to consummate the Offer or of Parent, Purchaser or the Company to consummate the Merger, and Parent or the Purchaser has not cured such breach within ten business days after notice by the Company thereof;

    (b) the representations or warranties of the Parent and Purchaser contained in the Merger Agreement at the date hereof and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer (except as to any such representation or warranty which speaks as of a specific date) shall not be true and correct in any respect that is reasonably likely to have a Material Adverse Effect on Parent (or if such representations and warranties are qualified by reference to materiality or a Material Adverse Effect on Parent, shall not be true and correct); provided, however, that if such breach or breaches are capable of being cured prior to the consummation of the Offer (as required to be extended pursuant to "The Offer"), only if such breaches shall not be cured within 10 days of delivery to Parent of written notice of such breach or breaches;

    (c) (A)(x) the Company proposes entering into a definitive agreement with respect to a Superior Proposal or (y) the Board of Directors of the Company recommends a Third Party Acquisition Transaction which is an unsolicited all cash tender offer for any and all Shares and which constitutes a Superior Proposal, (B) the Company gives Parent the three business days' notice as required pursuant to the last sentence of the first paragraph of "No Solicitation", (C) if a counter-proposal was made by Parent within such three business day period, the Board of Directors of the Company has determined, in light of the counter-proposal, that the Third Party Acquisition Transaction (or proposal therefor) is still a Superior Proposal as required by the last sentence of the first paragraph of "No Solicitation" and (D) the Company has paid to Parent by wire transfer or immediately available funds to an account specified by Parent a fee of $5.5 million immediately prior to such termination; or

    (d) (i) Purchaser fails to commence the Offer as provided in "The Offer",
(ii) Purchaser fails to pay for Shares pursuant to the Offer within 120 days following the date of the Merger Agreement, unless such failure to pay for Shares is the result of the failure of the Company to perform any of its covenants and agreements contained in the Merger Agreement or (iii) Purchaser terminates the Offer in accordance with the provisions of Annex I of the Merger Agreement.

    In the event of termination of the Merger Agreement and abandonment of the Merger pursuant to the termination provisions, no party thereto (or any of its directors or officers) shall have any liability or further obligation to any other party to the Merger Agreement, except as provided in this Section-- "Termination by the Company" and except that nothing in the Merger Agreement shall relieve any party from liability for any breach of the Merger Agreement.

    In the event of a termination of the Merger Agreement by Parent pursuant to "Termination by Parent", the Company shall, within two business days of such termination pay Parent, by wire transfer or immediately available funds to an account specified by Parent, a fee of $5.5 million.

    In the event of a termination of the Merger Agreement (i) pursuant to "Termination; Fees-- clause (c)" based on the Company's actions or omission or
(ii) by Parent pursuant to "Termination by Parent--clauses (a) or (b)" and in the case of either clause (i) or clause (ii), prior to such termination any person shall have made a proposal with respect to an Acquisition Transaction with the Company or its stockholders, and, if prior to or within twelve months after such termination the Company or any subsidiary of the Company enters into a definitive agreement with a third party with respect to, or consummates, an Acquisition Transaction, then the Company, as a condition to and prior to the earlier of entering into any such definitive agreement and consummating an Acquisition Transaction, shall pay Parent by wire transfer or immediately available funds to an account specified by Parent, a fee of $5.5 million.

    Parent and Purchaser acknowledge that whenever a fee is payable by the Company to Parent pursuant to the termination provisions, payment by the Company of such fee in accordance with the terms of the applicable paragraph shall be deemed a release of the Company from all liability under the Merger Agreement.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, in addition to (and not in limitation of) the Purchaser's right to extend and amend the Offer at any time in its sole discretion (subject to the terms of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the regulations referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer, if (i) there are not validly tendered and not withdrawn prior to the expiration date for the Offer (the "Expiration Date") that number of Common Shares which, together with Shares beneficially owned by Parent or its affiliates, represent at least 40% of the outstanding Common Shares on the date of purchase (the "Minimum Condition") PROVIDED; that Purchaser shall only be required to accept for payment and to purchase that number of Common Shares which, together with Shares beneficially owned by Parent or its affiliates, represents not more than 49% of the outstanding Common Shares on the date of purchase, (ii) any applicable waiting periods under the HSR Act or any applicable foreign antitrust statute shall not have expired or (iii) at any time on or after July 25, 1999 and before the expiration of the Offer, any of the following events shall occur:

    (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other Governmental Entity which, directly or indirectly, (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement,
       (ii) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, (iii) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (iv) otherwise has a Material Adverse Effect on the Company;

    (b) (i) the representations and warranties of the Company contained in the Merger Agreement at the date of the Merger Agreement and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer (except as to any such representation or warranty which speaks as of a specific date) shall not be true and correct in any respect that is reasonably likely to have a Material Adverse Effect on the Company (or if such representations and warranties are qualified by reference to materiality or a Material Adverse Effect on the Company, shall not be true and correct), (ii) the Company shall have failed to perform in all material respects its covenants or agreements contained in the Merger Agreement which would have a Material Adverse Effect on the Company or materially adversely affect (or materially delay) the ability of Purchaser to consummate the Offer or of Parent, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within ten business days after notice by Parent or Purchaser thereof; or

    (c) it shall have been publicly disclosed that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of more than 25% of the Shares or any other class of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 25% of the Shares and (ii) such person or group shall not have tendered such Shares pursuant to the Offer;

    (d) (i) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement or the Merger, or recommended another proposal or offer, or the Company Board, shall have resolved to do any of the foregoing or (ii) the Company enters into any agreement to consummate any Acquisition Proposal with a Third Party;

    (e) the Merger Agreement shall have terminated in accordance with its terms;

    (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange, the Toronto Stock Exchange or the NASDAQ Stock Market which lasts twenty four hours, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory) or (iii) any limitation (whether or not mandatory) by any United States or Canadian governmental authority on the extension of credit generally by banks or other financial institutions;

which in the good faith judgment of Parent, in any such case, and regardless of the circumstances (including any action or inaction by Parent) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

    The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    THE OPTION AGREEMENT

    On July 13, 1999, Parent entered into an option agreement with Dr. Fuisz (the "Option Agreement"). Under the Option Agreement, Dr. Fuisz granted to Parent an option (the "Option") to acquire 3,209,829 Shares (the "Option Shares") through 5:00 p.m. July 23, 1999 for an aggregate cash purchase price of $22,468,803 (the "Purchase Price"). Contemporaneous with entering into the Option Agreement, Dr. Fuisz made arrangements for the Option Shares to be placed into escrow, pursuant to the Escrow

Agreement, dated as of July 13, 1999, by and among Dr. Fuisz, Parent and the U.S. Trust Company, National Association (the "Escrow Agreement"). On July 23, 1999, Parent and Dr. Fuisz agreed to extend the option period until 11:59 p.m. Prior to such time, Parent placed the Purchase Price in escrow and exercised the Option. The Purchase Price and the Option Shares will be released from escrow upon the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. If the Option Shares and the Purchase Price are not distributed as provided in the preceding sentence by October 31, 1999, the Option Shares will be returned to Dr. Fuisz and the Purchase Price will be returned to Parent.

    The Board of Directors of the Company, at a meeting duly called and held on July 6, 1999 approved the Option Agreement in accordance with Section 203 of the DGCL for the limited purpose of ensuring that the provisions of Section 203 of the DGCL will not apply to the Option Agreement.

    THE SALISBURY AND WESTBURY LETTERS

    Pursuant to a letter of commitment from Salisbury Ltd. ("Salisbury"), dated as of July 23, 1999, (the "Salisbury Letter"), Parent has committed to purchase 100,000 shares of Common Stock (the "Salisbury Shares") from Salisbury for an aggregate cash purchase price of $700,000. Pursuant to a letter of commitment from Westbury Ltd. ("Westbury"), dated as of July 23, 1999, (the "Westbury Letter"), Parent has committed to purchase 900,000 shares of Common Stock (the "Westbury Shares") from Westbury for an aggregate cash purchase price of $6,300,000. Both the Salisbury Shares and the Westbury Shares will be purchased by Parent following expiration or termination of the Offer. Parent has indicated that it does not intend to consummate the Westbury and Salisbury transactions until after the termination or the expiration of the Offer.

    THE CONSULTING AGREEMENT

    On July 13, 1999, Parent and Dr. Fuisz entered into an agreement providing that a Consulting Agreement between Parent and Dr. Fuisz will become effective if Parent, having exercised the Option, acquires more than 50% of the Company. The Consulting Agreement provides for Dr. Fuisz to provide business, strategic, marketing, business planning, special projects and other consulting services to Parent. The Consulting Agreement imposes certain restrictions on the Chairman of the Company with respect to competitive activities and Parent's employees, customers and suppliers. If the Consulting Agreement becomes effective, Dr. Fuisz is entitled to receive a fee of $2,000,000 on the first anniversary of the effective date, provided that if Parent has acquired an interest of 80% or more in the Company prior to July 13, 2010 Dr. Fuisz will be entitled to receive a fee of $500,000 per calendar quarter until he has received aggregate fees under the Consulting Agreement of $6,000,000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting held on July 25, 1999, the Company Board, by unanimous vote of all directors except for Mr. Tierney, who was not available, (a) determined that each of the Offer, the Merger, and the Merger Agreement is fair to and in the best interests of the Stockholders of the Company, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, the execution of such agreements and the transactions contemplated by such agreements and (d) recommended that such Stockholders accept the Offer and tender their Shares pursuant thereto.

    THEREFORE, THE FUISZ TECHNOLOGIES, INC. BOARD RECOMMENDS THAT THE STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to all stockholders of the Company communicating the recommendations of the members of the Company Board is filed as Exhibit 5 hereto and is incorporated by reference in its entirety.

    (b) BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION.

    (1) BACKGROUND

    From time to time since before the Company's initial public offering, the Company has received indications of interest or overtures from other companies regarding a possible business combination.

    One of the companies with which the Company has had discussions is Elan Corporation, plc ("Elan"), which first expressed an interest in acquiring the Company in July 1994. In the summer of 1995, Elan conducted a due diligence review of the Company. Management of Elan and the Company reached a preliminary agreement on a possible business combination subject to approval by the companies' respective Boards of Directors. Elan's Board did not authorize a transaction with the Company at that time.

    In 1998, the Company and Elan again discussed possible strategic relationships. In September 1998, Dr. Fuisz proposed to Mr. Geaney, the Chairman and Chief Executive Officer of Elan, that Elan make an initial investment in the Company's stock, as a first step in a strategic alliance. After further discussions, the parties began to explore a transaction in which Dr. Fuisz would offer to sell to Elan a block of his Shares that would amount to just under 20% of the Company's outstanding stock.

    On November 11, 1998, Dr. Fuisz and Mr. McVey of the Company and Messrs. Geaney and Lynch of Elan met in New York City. At this meeting, the parties discussed a transaction in which, among other things, Dr. Fuisz would sell approximately 4.2 million Shares of the Company to Elan in exchange for 960,000 registered Elan shares that would be immediately transferrable. The discussions contemplated a "gross up" provision that would provide price protection to Dr. Fuisz in the event that Elan acquired a majority of the outstanding Shares after purchasing Dr. Fuisz's Shares, and a provision under which Mr. Geaney would become a Director of the Company. Following further discussions between the parties over the next two months, in January 1999, the Company was informed that Elan had determined not to execute an agreement documenting the transactions. In February 1999, Dr. Fuisz and the Company filed a lawsuit against Elan as a result of Elan's alleged failure to perform under a written agreement with the Company and an oral agreement with Dr. Fuisz. The lawsuit was settled March 30, 1999.

    Beginning in early 1999, senior executives of the Company began contacting a number of pharmaceutical companies regarding the possibility of a strategic business relationship. Company executives had extensive conversations with a number of potential business partners. From these contacts, one large pharmaceutical, health and medical product manufacturer and distributor expressed an interest in further evaluating the possibility of a relationship with the Company. Conversations between the Company and this company continued during the Spring of 1999 and included an extensive due diligence review of the Company's Chantilly, Virginia plant and offices. After further discussions, in April 1999 the pharmaceutical company informed the Company that its preference would be to monitor the Company's progress over the following year, but not to pursue any transaction or relationship until that time.

    In early June 1999, Dr. Fuisz and other senior executives of the Company and the Chairman of Parent began discussions regarding a potential transaction involving the two companies. In late June 1999, the Chairman of Parent proposed acquiring Dr. Fuisz's shares through an option arrangement.

    In mid-June, officers of the Company engaged in extensive negotiations with Elan regarding a potential supply agreement. On account of an understanding that Dr. Fuisz had with Elan that he would offer Elan a right of first negotiation regarding any sale of his Shares, in late June and early July the Company informed Elan that it was discussing a sale transaction involving the Company and Dr. Fuisz's Shares.

    At a Company Board meeting on June 30, 1999, Dr. Fuisz briefed the Board on the Company's discussions with various parties. After further discussion, the Company Board determined to appoint a special committee of the Board (the "Special Committee") to evaluate and respond to any transactions.

    On July 2, 1999, representatives of the Parent and of Dr. Fuisz discussed the terms of an option and escrow agreement covering Dr. Fuisz's Shares, but the parties did not reach an agreement or understanding at that time.

    Separately, on July 6, Parent stated that it was interested in conducting due diligence on the Company but that it would not commence that process unless it held an option to purchase Dr. Fuisz's Shares. In addition, Parent and Company discussed entering into a confidentiality agreement, however, Parent would not enter into such agreement without an exclusive ten day due diligence period. On July 6, 1999, the Special Committee met telephonically and passed a resolution approving Dr. Fuisz's grant to Parent of an option to purchase his Shares, and the exercise of such an option, for the limited purpose of ensuring that the provisions of Section 203 of the DGCL would not apply to the grant and exercise of the option to purchase his Shares.

    On July 6, 1999, Elan delivered a letter indicating that it would be interested in acquiring all of the Shares that it did not own through a merger for consideration of between $7.25 and $8.00 per Share and in entering into a consulting agreement with Dr. Fuisz. Elan indicated that any such transaction would be subject to various closing conditions, including approval by Elan's Board, which had not as of that time been obtained; the negotiation, execution and delivery of a definitive merger agreement; the absence of any material adverse change in the Company's business, condition (financial and otherwise) and prospects; and Elan's satisfactory completion of due diligence. The letter stated that Elan would be able to complete its due diligence within approximately two weeks, that the Company should agree not to solicit other offers during that time, and that Elan anticipated closing the acquisition within 50 days after completing its due diligence.

    On July 8, 1999, Elan delivered another letter to the Company which superseded its letter of July 6. The July 8 Elan letter substantially repeated Elan's July 6, 1999 proposal, except that Elan stated that it would be able to conclude its due diligence by July 13 and that it expected to be able to consummate the transaction within 60 days of completing its due diligence review. On July 8, the Special Committee met telephonically to consider Parent's request for an exclusive period to conduct due diligence. At that meeting, the Special Committee was informed that Elan had stated that it could complete its due diligence and present an offer for the Company by noon on Saturday, July 10. The Special Committee expressed concern, in light of the Company's past dealings with Elan, as to the level of Elan's interest, and that the terms of Elan's July 8 letter represented no improvement over its July 6 letter, other than with respect to the due diligence review period. In light of Elan's commitment to present a proposal by July 10 at noon, the Special Committee determined to allow Elan to continue to conduct due diligence, to enter into discussions with Parent regarding its interest in conducting due diligence, and to decline to grant Parent an exclusive due diligence review period. In response to that decision, Parent indicated that it had no interest in conducting due diligence under those circumstances.

    On July 10, the Special Committee convened a telephonic meeting in anticipation of considering a proposal from Elan. At that meeting, Elan presented a letter indicating its interest in pursuing an acquisition of the Company through a merger at $7.50 per Share, but indicated that it would need until July 14 to complete its due diligence. The letter did not otherwise significantly change the conditions to Elan's proposal, including the fact that any transaction remained subject to approval by Elan's Board of Directors. The Special Committee was also informed that Parent had contacted the Company to indicate that it continued to be interested in conducting due diligence at the Company on a limited exclusive basis. In light of the fact that Elan had not obtained its Board's approval to pursue a transaction with the Company, the period of time that Elan previously had been granted to conduct due diligence on the Company, the extent of Elan's existing knowledge of and familiarity with the Company and Elan's request for additional time to conduct due diligence and out of concern that continuing discussions with Elan would prevent the Company from considering any other proposals, the Special Committee determined to deny Elan's request for additional time to conduct due diligence and to authorize negotiations toward a provision allowing Parent to conduct due diligence for a limited period of time on an exclusive basis, subject to the Special Committee's ability to satisfy its fiduciary duties if a competing party expressed interest in a transaction.

    On July 12 and 13, Gibson, Dunn & Crutcher LLP ("Gibson, Dunn & Crutcher"), as counsel to the Special Committee, negotiated with counsel to Parent a confidentiality agreement containing an agreement by the Company not to solicit or respond to other proposals for a period of ten calendar days, subject to the Company's ability to respond to an unsolicited proposal if required to satisfy its fiduciary duties. At the same time, Parent negotiated the terms of the Option Agreement and the proposed Consulting Agreement with the Falk Law Firm, counsel to Dr. Fuisz. On July 13, Parent executed the Option Agreement with Dr. Fuisz and the confidentiality agreement with the Company and immediately commenced a due diligence examination of the Company.

    On July 15, Elan delivered a letter to the Company indicating that it continued to be interested in exploring a transaction with the Company.

    On July 19, Parent indicated to the Special Committee's advisors that any proposal that it would make to acquire the Company likely would involve consideration in the form of both cash and Parent stock. Accordingly, legal advisors to the Special Committee determined that it should authorize financial and legal advisors to promptly conduct due diligence on Parent, with the objective of being able to evaluate a cash and stock proposal from Parent, by July 23, the date that the Stock Option expired. On July 21, 1999, the Company retained Warburg Dillon Read LLC ("Warburg Dillon Read") to act as financial advisor to the Special Committee in connection with the proposed transaction.

    On July 22, Parent presented a draft merger agreement, which the Company understood from discussions with Parent, contemplated a cash tender offer at $7.00 per share for that number of shares that would result in Parent holding 49% of the Company's outstanding Shares, to be followed by a merger for stock at an exchange ratio to be negotiated. That evening, legal and financial advisors to the Special Committee and to Parent met to negotiate the terms of the draft merger agreement.

    On July 23, legal and financial advisors to the Company provided Parent further comments on the draft merger agreement. On that afternoon, Dr. Fuisz extended the term of the Stock Option until 11:59 p.m. that evening. That afternoon, the Special Committee held a telephonic meeting to be briefed by its legal and financial advisors regarding the terms of the draft merger agreement and to discuss certain provisions that might be negotiated further. The Special Committee authorized its legal and financial advisors to seek to negotiate, among other things, an exchange ratio in the merger that would provide greater protection against downside movement in Parent's stock price and some potential to participate in any upside movement in Parent's stock price, and a significantly lower break-up fee. In response to these negotiations, Parent agreed to the exchange ratio and the break-up fee reflected in the Merger Agreement, but refused to increase the cash purchase price for Shares in the tender offer. The Special Committee held another telephonic meeting at which its legal and financial advisors reported on the status of negotiations, and at which the Special Committee authorized further negotiations. At 11:55 p.m., Parent exercised the Stock Option.

    The parties continued to negotiate the Merger Agreement into the morning and during the day on July 24. In the evening of July 24, the Special Committee again met by telephone so that its legal and financial advisors could brief the Committee on the status of negotiations. At the conclusion of that meeting, the Special Committee recommended that the Merger Agreement be presented to the full Board of Directors for consideration, and the Company Secretary called a meeting of the Board of Directors for 11:00 a.m. on July 25. The Special Committee also authorized its advisors to continue negotiating certain provisions of the Merger Agreement, including limiting the conditions to the Merger and the circumstances under which the break-up fee would be payable.

    During the morning of July 25, 1999, the Company's Board of Directors met via teleconference, in which all members were present except for Mr. Tierney, who was in Ireland and indicated that he could not be available. At the meeting, Gibson, Dunn & Crutcher reviewed the status of negotiations that had been occurring over the Merger Agreement. Gibson, Dunn & Crutcher also provided a summary of the principal terms of the Merger Agreement, and reported on the due diligence examination of Parent that it had conducted. Warburg Dillon Read then reviewed with the Board the financial analyses it had performed in connection with its evaluation, from a financial point of view, of the consideration payable in the proposed transaction. Although the Board expressed its support for the terms of the Merger Agreement, in response to further discussion, the Board instructed its advisors to approach Parent regarding the Share conversion formula and to seek revision or clarification of certain other terms. In response to these discussions, Parent agreed to revise certain terms of the Merger Agreement.

    The Company's Board of Directors reconvened its meeting later that day and, received a report from Gibson, Dunn & Crutcher with respect to the additional modifications to the Merger Agreement and Warburg Dillon Read's opinion as to fairness, from a financial point of view, of the consideration to be received in the Offer and Merger, taken together, by holders of the Company's Shares (other than Parent and its affiliates). The Board (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with Section 203 of the DGCL and (iii) recommended that the Company's stockholders accept the Offer, tender all of their Shares in response to the Offer and adopt and approve the Merger Agreement and the Merger.

    That evening, the Merger Agreement was executed by the parties and on July 26, 1999, a joint press release was issued prior to the opening of the U.S. stock markets.

    (2) REASONS FOR THE RECOMMENDATION OF THE BOARD; FAIRNESS OF THE OFFER.

    In reaching its determination referred to in Item 4(a) above, the Company Board considered the following factors, each of which in the view of the Company Board, supported such determinations:

    (i) The amount, timing and form of consideration to be received by the Company's stockholders in the Offer and the Merger pursuant to the Merger Agreement, including the fact that stockholders would receive a cash payment with no financing condition.

    (ii) The possibility that the consideration the Company's stockholders might obtain in a future transaction or through continued ownership of Company Shares if the Company were to remain independent would likely be less advantageous than the consideration they would receive pursuant to the Offer and the Merger, because of:

       (a) The present financial condition and needs, and the business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

       (b) The need for the Company to attract and retain management and skilled scientific personnel if it were to remain independent; and

       (c) The need for the Company to restructure its operations and the current financial market conditions and historical market prices, volatility and trading information with respect to the Shares.

   (iii) The historical market prices and trading activity of the Shares over the weeks preceding the date of the public announcement of the Merger Agreement (the "Announcement"): the Offer Price of $7.00 per share represents a 113% premium over the closing price of the Shares thirty days prior to the

Announcement, a 67% premium over the average closing price for the thirty days prior to the Announcement and a 38.3% premium over the closing price one week prior to the Announcement;

    (iv) The fact that, under the Merger Agreement, stockholders may receive in the Merger the benefit of any appreciation in Parent's stock price over its trading price immediately prior to the date the Merger Agreement was signed, up to the level where the Parent stock to be received may be worth $7.50 per share;

    (v) The fact that, under the Merger Agreement, the Company may still receive offers from other interested bidders, if any, and may communicate with any such bidders if required to satisfy its fiduciary obligations to the Company's stockholders; and if the Company determines any such other bidder has made a superior offer, it may after giving notice to Purchaser and an opportunity to match or exceed the alternative offer, elect to terminate the Merger Agreement and pay the break-up fee provided for in the Merger Agreement;

    (vi) The likelihood of the proposed acquisition being consummated, in light of Purchaser's prior purchase of a significant number of Shares and the limited conditions to Purchaser's obligation to consummate the Merger once the Offer has been consummated;

   (vii) The effect of the condition in the Merger Agreement that, without the consent of the Company, no change in the Offer may be made by Parent or Purchaser which (i) decreases the $7.00 per Share payable in the Offer, (ii) waive the Minimum Condition, (iii) change the form of consideration payable in the Offer, (iv) reduces the maximum number of Shares to be purchased in the Offer, (v) change the conditions to the Offer or (vi) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares; and

  (viii) The written opinion of Warburg Dillon Read to the Special Committee and the Company Board, dated July 25, 1999, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the per Share consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. The full text of the written opinion of Warburg Dillon Read, dated July 25, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated herein by reference. Warburg Dillon Read's opinion is directed to the Special Committee and the Company Board, addresses only the fairness of the per Share consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, from a financial point of view, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to how such stockholder should vote with respect to the proposed Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    CONSIDERATIONS OF THE COMPANY BOARD

    The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive but includes the material factors considered by the Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and after discussions with the Company's management and legal and financial advisors. In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), the Company Board did not find it practicable to assign relative weights to the foregoing factors, and accordingly, the Company Board did not do so. In addition, individual members of the Company Board may have given different weights to different factors.

    The Company Board determined that the Offer was the result of a process that was fair to the stockholders of the Company because, among other things, (a) the Special Committee conducted numerous meetings, during which the Special Committee evaluated and analyzed the proposed transaction, determined the negotiating strategy and reached informed conclusions based, in part, on the advice of independent financial and legal advisors, (b) the Special Committee deliberated with respect both to the transactions with Parent and alternative strategies potentially available for maximizing stockholder value and (c) the $7.00 per Share price and the other terms and conditions of the Merger Agreement and the Offer resulted from active arm's-length bargaining between the Company and its representatives, on the one hand, and Parent and its representatives on the other.

    IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE COMPANY BOARD HAS DETERMINED THAT THE OFFER, MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained Warburg Dillon Read to act as financial advisor to the Special Committee in connection with the Offer and the Merger. Pursuant to the terms of this engagement, the Company has agreed to pay Warburg Dillon Read for its services upon completion of the Offer and the Merger an aggregate financial advisory fee equal to 1% of the total consideration, including liabilities assumed, payable in the Offer and the Merger, subject to a minimum fee of $2,750,000. The Company also has agreed to reimburse Warburg Dillon Read for reasonable travel and other out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Warburg Dillon Read and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement. In the ordinary course of business, Warburg Dillon Read and its successors and affiliates may actively trade or hold the securities of the Company and Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company also retained Wasserstein Perella & Co., Inc. ("Wasserstein Perella") to render financial advice and assistance to the Company in connection with a possible merger, sale or other strategic combination involving the Company and Parent. However, Wasserstein Perella was not requested to provide the Company an opinion as to the fairness, from a financial point of view, of the consideration payable in the Offer and the Merger, and will not receive any compensation in connection with the Merger Agreement, the Offer or the Merger.

    Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by Company or, to the best of Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except (i) Dr. Fuisz has exercised 105,000 options on July 13, 1999, (ii) Dr. Fuisz sold Parent 3,209,829 Shares on July 23, 1999 for an aggregate cash purchase price of $22,468,803,
(iii) Salisbury Ltd. has committed to sell 100,000 Shares to Parent for an aggregate cash purchase price of $700,000; and (iv) Westbury Ltd. has committed to sell 900,000 Shares to Parent for an aggregate cash purchase price of $6,300,000.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender to Purchaser, pursuant to the Offer, all Shares of which he is the record or beneficial owner.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth herein and in the portions of the Offer to Purchase incorporated herein by reference, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein and in the portions of the Offer to Purchase incorporated therein by reference, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Offer to Purchase, dated July 30, 1999 (incorporated by reference to Exhibit (a)(1) to the Schedule
               14D-1.

Exhibit 2      Letter of Transmittal (incorporated by reference Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3      Employment Letter, dated October 24, 1995, between Company and Mr. Myers (incorporated by reference to Exhibit 10.12 to Form 10-K/A, dated April 15, 1999 ("Form 10-K/A")).

Exhibit 3A     Employment Letters, dated August 3, 1998 and January 13, 1999 between Company and Mr. Myers.

Exhibit 4      Employment Letters, dated September 18, 1997 and July 1, 1998 between Company and Mr. Willard.

Exhibit 5      Employment Letters, dated October 27, 1992 and August 3, 1998 between Company and Mr. Cherukuri.

Exhibit 6      Company's 1991 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 and 10.1A to Form 10-K/A).

Exhibit 7      Consulting Agreement, dated as of January 28, 1999 ("January 28 Consulting Agreement"), as amended
               June 25, 1999, between Company and Mr. Scrivens. Appendix A to the January 28 Consulting Agreement
               is incorporated by reference to Exhibit 10.10 to Form 10-K/A.

Exhibit 8      The Stock Purchase Agreement, dated December 31, 1998, between Privateer Ltd. and the Company.

Exhibit 9      License Agreement, dated December 31, 1998, between Privateer Ltd. and the Company.

Exhibit 10     Amended & Restated Agreement and Plan of Merger, dated as of July 25, 1999, among ABCI Acquisition
               Sub. Corporation, Biovail Corporation International and Fuisz Technologies, Ltd. (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 11     Option Agreement, dated as of July 13, 1999, among ABCI Acquisition Sub. Corporation, Biovail
               Corporation International and Dr. Richard Fuisz (incorporated by reference to Exhibit 1 to Schedule
               13D, filed July 13, 1999 ("Schedule 13D")).

Exhibit 12     Escrow Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D., Biovail
               Corporation International and U.S. Trust Company, National Association Fuisz (incorporated by reference to Exhibit 2 to Schedule 13D).

Exhibit 13     Letter of Commitment, dated as of July 23, 1999, between Salisbury Ltd. and Biovail Corporation
               International (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D, filed
               July 26, 1999 ("Schedule 13D/A")).

Exhibit 14     Letter of Commitment, dated as of July 23, 1999, between Westbury Ltd. and Biovail Corporation
               International (incorporated by reference to Exhibit 2 to Schedule 13D/A).

Exhibit 15     Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and
               Salisbury Ltd. (incorporated by reference to Exhibit 3 to Schedule 13D/A).

Exhibit 16     Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and
               Westbury Ltd. (incorporated by reference to Exhibit 4 to Schedule 13D/A).

Exhibit 17     Letter Agreement between Bioval and Dr. Fuisz, dated July 13, 1999 regarding the Consulting
               Agreement (incorporated by reference to Exhibit (c)(8) of Schedule 14D-1).

Exhibit 18     Letter to Stockholders of Fuisz Technologies, Ltd., dated July 30, 1999.*

Exhibit 19     Press Release issued July 25, 1999 (incorporated by reference to Exhibit (a)(6) to the Schedule
               14D-1).

ANNEX A        Opinion of Warburg Dillon Read LLC.*

------------------------

  * Included in materials mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1999            FUISZ TECHNOLOGIES, LTD.

                                By:  Fuisz Technologies, Ltd.

                                /s/ Dr. Richard Fuisz
                                By:  Dr. Richard Fuisz
                                Its: Chairman of the Board

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